(l)(26)
PURCHASE AGREEMENT
     Northern Funds (the “Trust”), a Delaware statutory trust, and Eric K. Schweitzer (the “Purchaser”), hereby agree as follows:
     1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Multi-Manager Large Cap Fund (the “Multi-Manager Large Cap Shares”) for $10.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Multi-Manager Large Cap Shares.
     2. The Purchaser represents and warrants to the Trust that the Multi-Manager Large Cap Shares are being acquired for investment purposes and not with a view to the distribution thereof.
     IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of August 3, 2007.

NORTHERN FUNDS

By:	/s/ Lloyd A. Wennlund

ERIC K. SCHWEITZER

By:	/s/ Eric K. Schweitzer